                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)



                              Spartech Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     8472201
                                 (CUSIP Number)


                                British Vita PLC
                           c/o John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5548
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement:[ ].

                                  SCHEDULE 13D

CUSIP NO.: 8472201

(1)   NAME OF REPORTING PERSON: British Vita PLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: NA

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)       |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: NA*

(8)   SHARED VOTING POWER: NA

(9)   SOLE DISPOSITIVE POWER: NA*

(10)  SHARED DISPOSITIVE POWER: NA

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares of common stock*

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

(14)  TYPE OF REPORTING PERSON:     CO


------------------
* British Vita PLC, through its indirect wholly-owned subsidiary Vita Investments (North America) Limited ("VIL"), sold 5,382,836 shares of Common Stock of Spartech Corporation on February 3, 2004. The shares where held by Vita International Limited ("Vita International") , as nominee for and on behalf of VIL. VIL is a wholly-owned subsidiary of Vita International and Vita International is a wholly-owned subsidiary of British Vita PLC.

      This Statement constitutes Amendment No. 9 to the Schedule 13D filed by British Vita PLC ("Vita") with the Securities and Exchange Commission (the "SEC") on September 18, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 6, 1989, Amendment No. 2 filed with the SEC on December 13, 1989, Amendment No. 3 filed with the SEC on May 26, 1994, Amendment No. 4 filed with the SEC on May 1, 1995, Amendment No. 5 filed with the SEC on July 23, 1998, Amendment No. 6 filed with the SEC on September 5, 2001, Amendment No. 7 filed with the SEC on February 28, 2002 and Amendment No. 8 filed with the SEC on June 13, 2002 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.75 per share (the "Common Stock"), of Spartech Corporation (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

            Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

            Information regarding the executive officers and directors of Vita and VIL is included on Schedule A, which is incorporated herein by reference.

            During the last five years, none of Vita, VIL, nor, to the best knowledge of Vita or VIL, any person named in Schedule A, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

      The Issuer has completed a proposed underwritten public offering of approximately 8,054,000 shares of Common Stock pursuant to a registration statement filed with the SEC. This offering comprised 5,382,836 shares of common stock sold by Vita International on behalf of VIL and 2,671,164 shares of common stock issued by the Issuer.

      On completion of the offering, Vita's stake was reduced to 0 shares, or
0.0 percent.

ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

      The transaction referred to above occurred pursuant to an underwriting agreement among Goldman, Sachs & Co., Goldman, Sachs & Co., Deutsche Bank Securities Inc., McDonald Investments Inc., a KeyCorp Company and First Analysis Securities Corporation, as representatives of the several underwriters named in the underwriting agreement (the "Underwriters"), the Issuer and Vita, dated as of January 28, 2004.

ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

      1.2 The underwriting agreement among the Underwriters, the Issuer and Vita, dated as of January 28, 2004.

                                    SIGNATURE



            After due inquiry and to the best of its knowledge and belief, the information set forth in this Amendment No. 9 to the Schedule 13D is true, complete and correct.

February 10, 2004


                                          British Vita PLC


                                          By:      /s/ M. R. Stirzaker
                                                 -------------------------------
                                                 Name: M. R. Stirzaker
                                                 Title: Company Secretary

                                   SCHEDULE A

                     DIRECTORS AND EXECUTIVE OFFICERS OF VIL


            The names and present principal occupations of the directors and executive officers of VIL are set forth below. Unless otherwise indicated, the business address of each director and executive officer of VIL set forth below is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to VIL. Each individual named below is a director of VIL. Each of the named individuals is a citizen of the United Kingdom.

            Name                    Title             Principal Occupation
            ----                    -----             --------------------
            Mr. D. A. Campbell      Director          Director
            Mr. C. J. J. O'Connor   Director          Director
            Mr. F. J. Libeert       Director          Director
            Mr. J. K. Maiden        Director          Director
            Mr. M. R. Stirzaker     Director          Director

                   DIRECTORS AND EXECUTIVE OFFICERS OF VITA

            The names and present principal occupations of the directors and executive officers of Vita are set forth below. The business address of each director and executive officer of Vita is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Vita. Each individual named below is a director of Vita. Each of the named individuals is a citizen of the United Kingdom.

Name                        Title                                     Principal Occupation
----                        -----                                     --------------------
Mr. D. Cotterill            Non-executive Chairman                    Director
Mr. D. A. Campbell          Chief Executive                           Director
Mr. C. J. J. O'Connor       Director                                  Director
Mr. F. J. Libeert           Director                                  Director
Mr. H .J. J. van Beijeren   Director                                  Director
Mr. R. F. Boyes             Non-executive Director,                   Director
                            Director of Heywood Williams Group PLC
Mr. M. R. Stirzaker         Company Secretary                         Solicitor
Mr. J. K. Maiden            Finance Director                          Director
Dr. K. G. G. Hopkins        Non-executive Director,                   Director
                            Chairman of Scapa Group PLC, and
                            Non-executive Director of Tate & Lyle PLC